CUSIP No. 05990K106	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 2

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital Advisors, LLC
67 Park Place East
Suite 675
Morristown, NJ  07960
(973) 539-5400
___________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

December 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 05990K106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,401,719
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,401,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,401,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 05990K106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 3,401,719
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 3,401,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,421,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500
	8	SHARED VOTING POWER 3,401,719
	9	SOLE DISPOSITIVE POWER 5,500
	10	SHARED DISPOSITIVE POWER 3,401,719
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,407,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	Page 5 of 9 Pages

Item 1.	Security and Issuer

This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of Banc of California, Inc. (the “Company”), and amends and restates the initial Schedule 13D as filed with the Securities and Exchange Commission on October 24, 2016 (the “Initial Schedule 13D”).  The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

Item 2.	Identity and Background

(a)	This amended Schedule 13D is being filed jointly by (1) PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 (“PL Capital Advisors”); (2) Richard J. Lashley, a managing member of PL Capital Advisors; and (3) John W. Palmer, a managing member of PL Capital Advisors (collectively, the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to the Initial Schedule 13D.

(b)	The principal business address of the Reporting Persons is 47 E. Chicago Avenue, Suite 328, Naperville, IL 60540.

(c)	The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (collectively, the “Clients”). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has voting and dispositive power over the Common Stock held by the Clients.

(d)-(e)	During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Mr. Lashley and Mr. Palmer are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the Reporting Persons have voting and dispositive power over 3,427,219 shares of Common Stock of the Company acquired at an aggregate cost of $42,097,896.

This includes: (1) 3,401,719 shares of Common Stock held on behalf of the Clients, acquired at an aggregate cost of $41,772,152 using the Clients’ available working capital; (2) 20,000 shares of Common Stock owned by Mr. Lashley acquired at a total cost of $233,089 (including 10,000 shares held in his IRA for a total cost of $107,000, acquired using the IRA’s available capital, and 10,000 shares held by Mr. Lashley acquired for a total cost of $126,089 using his available personal funds); and (3) 500 shares of Common Stock owned by Mr. Palmer for a total cost of $5,405, acquired using his available personal capital, and 5,000 shares of Common Stock owned by Mr. Palmer through his IRA for a total cost of $87,250, acquired using the IRA’s available capital.

CUSIP No. 05990K106	Page 6 of 9 Pages

PL Capital Advisors does not own any Common Stock directly but is deemed to beneficially own Common Stock purchased on behalf of the Clients.  PL Capital Advisors disclaims beneficial ownership of such Common Stock, except to the extent of its pecuniary interest therein.

From time to time, the Reporting Persons may purchase Common Stock on margin provided by Goldman Sachs & Co. (“Goldman Sachs”) or other banking institutions or brokerage firms on such firms’ usual terms and conditions.  All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.

Item 4.	Purpose of Transaction

This is the Reporting Person’s second amendment to the Initial Schedule 13D.

In the aggregate, the Reporting Persons hold 6.9% of the Banc of California’s Common Stock, based upon the Company’s outstanding shares as of July 28, 2016.  The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

As a result of a series of recent productive discussions between the Reporting Persons and Steven Sugarman, CEO of the Company, on December 16, 2016, PL Capital submitted to the Company two nominees, Richard Lashley and Thomas O’Neill, for the board of directors of Banc of California.  The Company agreed to consider both nominees for inclusion on the Company’s proxy at the 2017 Annual Meeting of Stockholders.  Mr. Lashley is a principal of PL Capital Advisors.  Mr. O’Neill is the Chairman and a founding member of the Kimberlite Group and a former founding principal of Sandler O’Neill + Partners, LLP.  Mr. O’Neill does not own any shares of the Company.  Mr. Lashley has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a nominee for election as a director of the Company.  Mr. O’Neill has no arrangement or understandings with any other person pursuant to which he was or is to be selected as a nominee for election as a director of the Company.  Neither Mr. Lashley nor Mr. O’Neill is, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the PL Capital Group as to how he will act or vote on any issue or question as a member of the Company’s Board of Directors or its committees, should the Company elect to nominate them and shareholders approve such nomination.

Over the past 29 months the Reporting Persons have communicated with the Company to express various concerns and questions about the Company’s corporate governance, capital management, transparency and executive compensation plans.  It is the Reporting Persons intent to engage in a dialogue, and work cooperatively wherever possible, with the management and board of the Company to address these concerns and questions.  If needed, the Reporting Persons will assert one or more of the stockholder rights afforded shareholders by the governing documents of the Banc of Califormia.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated November 14, 2016 to Mr. Steven Sugarman, Chairman, President & CEO of the Company. A copy of the letter is attached as Exhibit 99.3 to the previously filed Amendment No. 1 to the Schedule 13D.

CUSIP No. 05990K106	Page 7 of 9 Pages

Richard Lashley, a principal of the PL Capital Group, sent a letter dated October 21, 2016 to Mr. Steven Sugarman, Chairman, President & CEO of the Company. A copy of the letter is attached as Exhibit 99.2 to the Initial Schedule 13D.

Richard Lashley, a principal of the PL Capital Group, sent a letter dated October 17, 2016 to Mr. Steven Sugarman, Chairman, President & CEO of the Company. A copy of the letter is attached as Exhibit 99.3 to the Initial Schedule 13D.

Unless otherwise noted in this amended Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  The Reporting Persons may make further purchases of shares of Common Stock, although they have no present intention of increasing their aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock which they hold.

Item 5.	Interest in Securities of the Company

As of the date of this amended Schedule 13D, the Reporting Persons held in the aggregate 3,427,219 shares of Common Stock of the Company, which represents 6.9% of the outstanding Common Stock.

This includes (1) 3,401,719 shares of Common Stock owned by the Clients, which represents 6.9% of the outstanding Common Stock; (2) 10,000 shares of Common Stock owned by Mr. Lashley through his IRA and 10,000 shares owned by Mr. Lashley personally, collectively representing <0.1% of the outstanding Common Stock; and (3) 500 shares of Common Stock owned by Mr. Palmer and 5,000 shares of Common Stock owned by Mr. Palmer through his IRA, collectively representing <0.1% of the outstanding Common Stock.

The percentages used in this amended Schedule 13D are calculated based upon 49,563,203 outstanding shares of Common Stock as of July 28, 2016.  This amount is based upon the number of outstanding shares of Common Stock reported as of July 28, 2016, in the Company’s Quarterly Report on Form 10-Q filed on August 4, 2016.  The amount of shares outstanding does not include any common shares that may be issued in the future in settlement of the Company’s Tangible Equity Units (TEUs) which were issued by the Company in May, 2014.

Each of the Reporting Persons shares voting and dispositive power over the shares of Common Stock held by the Clients.

There have been no transactions in the Common Stock effected by PL Capital Advisors on behalf of the Clients since the date of the previous filing.

Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Advisors, the investment manager or adviser to the Clients, they are deemed to share the voting and disposition of shares of Common Stock held by PL Capital Advisors on behalf of the Clients.

There have been no transactions in the Common Stock effected by John Palmer since the date of the previous filing.

CUSIP No. 05990K106	Page 8 of 9 Pages

There have been no transactions in the Common Stock effected by Richard Lashley since the date of the previous filing.

Set forth below are all of the transactions in the Common Stock effected by the Clients since the date of the previous filing:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
12/08/2016	15,000	$16.01	Open Market Purchase
12/07/2016	50,000	$15.79	Open Market Purchase
12/06/2016	50,000	$15.91	Open Market Purchase

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

PL Capital Advisors is the investment manager on behalf of the Clients.  Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement.  PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients’ capital.  Affiliates of PL Capital Advisors, including PL Capital, LLC, Goodbody/PL Capital LLC and PL Capital Plus, LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., Goodbody/PL Capital, L.P. and PL Capital Plus Fund, L.P., each a Delaware limited partnership.  For serving as the general partner of these partnerships, PL Capital Advisors’ affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 99.1 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement*

99.2	Letter of Richard Lashley to Banc of California, Inc., dated October 21, 2016*

99.3	Letter of Richard Lashley to Banc of California, Inc., dated October 17, 2016*

99.4	Letter of Richard Lashley to Banc of California, Inc., dated November 14, 2016*

*Filed previously

CUSIP No. 05990K106	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:            December 16, 2016

PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley